Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee
Hills Bancorporation
Hills, Iowa

We consent to the incorporation by reference in the registration statements (No. 333-736006, No. 33-2657, No. 333-182464, and No. 333-182465) on Form S-8 and No. 333-214840 on Form S-3D of Hills Bancorporation of our reports dated March 14, 2025, with respect to the consolidated balance sheets of Hills Bancorporation as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2024, which reports appear in the December 31, 2024, Annual Report on Form 10-K of Hills Bancorporation.

/s/ Forvis Mazars, LLP

Springfield, Missouri
March 14, 2025